

August 18, 2022

David Abadi
Chief Financial Officer
Cognyte Software Ltd.
33 Maskit
Herzliya Pituach
4673333, Israel

> **Re: Cognyte Software Ltd.**
> **Form 20-F for the Fiscal Year Ended January 31, 2022**
> **File No. 001-39829**

Dear Mr. Abadi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2022

Risk Factors
We have been subject to claims by third parties..., page 4

1. We note your disclosure on page 4 that Meta's allegations that some of your solutions interfaced with Facebook and Instagram in a way that violated their terms of use. You disclose that Meta requested that you cease data collection from its social platforms. We also note that in response to these allegations, you made modifications to certain features of your solutions. Please tell us and revise your future filings to clarify if you ceased collecting data as requested and if not, why not. Please also revise to clarify the extent to which these claims had any material impact to your business, including your results of operations or financial condition.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology